
February 15, 2022

Sharon Carmel
Chief Executive Officer
Beamr Imaging Ltd.
10 HaManofim Street
Herzeliya, 4672561, Israel

> **Re: Beamr Imaging Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 31, 2022**
> **CIK No. 0001899005**

Dear Mr. Carmel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2022 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Growth Strategies, page 3

1. We note that the Company is strategically focused on the development and commercialization of its next-generation product, the Beamr HW-Accelerated Content Adaptive Encoding solution. Please provide additional detail as to the structure of your current collaborations and partnerships in connection with this product development. Given that you expect to beta release the product during the second half of 2022, disclose when you anticipate the product will be ready for broader market adoption.

Additionally, since this product is currently in development, please provide the basis for your assertion that it "is designed to be up to 10x more cost efficient than our existing software-based solutions."

Note 2 Significant Accounting Policies
M. Revenue Recognition, page F-33

2.	We note your response to prior comment 7 that you have both term and perpetual licenses. Your disclosure states PCS revenues are also derived from annual maintenance providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. Given that you have perpetual licenses, please explain why you do not use this annual fee to determine SSP rather than expected cost plus a margin. Refer to ASC 606-10-32-1 and 32. Be advised that an entity may estimate the standalone selling price by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. Refer to ASC 606-10-32-34(c). In addition, please ensure that the disclosures related to your licenses throughout the filing are consistent. For example, we note your Revenue discussion on page 58 only refers to time-based licenses.

	You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Eyal Peled